Filed Pursuant to Rule 424(b)(5)

Registration No. 333-289876

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement Dated October 15, 2025

and Prospectus Dated September 19, 2025)

Up to $18,106,838

Common Stock

This prospectus supplement amends and supplements the information in the prospectus supplement, dated October 15, 2025 (the “ATM Prospectus Supplement”), to the accompanying prospectus, dated September 19, 2025 (the “Base Prospectus” and, collectively with the ATM Prospectus Supplement, the “Prospectus”) filed as part of our registration statement on Form S-3 (File No. 333-289876) (the “Registration Statement”), relating to the offer, issuance and sale of shares of our common stock, par value $0.001 per share, from time to time pursuant to the terms of an at-the-market offering agreement dated as of October 15, 2025 (the “sales agreement”), between us and Ladenburg Thalmann & Co. Inc. (“Ladenburg”). Through the date hereof, we have sold an aggregate of $6,893,162 of shares of our common stock through Ladenburg as sales agent under the sales agreement. This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

We are filing this prospectus supplement to amend and supplement the ATM Prospectus Supplement to increase the aggregate amount we intend to sell pursuant to the sales agreement. As of the date of this prospectus supplement, we are offering an additional $18,106,838 of our common stock for sale under the sales agreement, which does not include $6,959,000 of shares that were originally authorized pursuant to the ATM Prospectus Supplement.

Our common stock is listed on the NYSE American under the symbol “AMZE.” On November 20, 2025, the last reported sale price of our common stock on the NYSE American was $0.2715 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-5 of the ATM Prospectus Supplement and in the documents that are incorporated by reference in this prospectus supplement and the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ladenburg Thalmann

The date of this prospectus supplement is November 21, 2025.

DILUTION

If you invest in our common stock in this offering, your ownership interest may be diluted immediately to the extent of the difference between the price per share of our common stock you pay in this offering, and the as adjusted net tangible book value per share of our common stock immediately after giving effect to this offering.

We calculate net tangible book value per share by dividing our net tangible book value, which is tangible assets less total liabilities, by the number of outstanding shares of our common stock. Dilution as presented below represents the difference between the assumed price per share paid by purchasers of shares of our common stock in this offering and the as adjusted net tangible book value per share of our common stock after giving effect to this offering. Our historical net tangible book value as of September 30, 2025 was approximately $(26,016,789), or $(4.06) per share of our common stock.

After giving effect to the sale of shares of common stock offered by the prospectus supplement in the aggregate amount of approximately $18,106,838 at an assumed public offering price of $0.2715 per share of common stock (which was the last reported sale price of our common stock on the NYSE American on November 20, 2025), and after deducting the commissions and estimated aggregate offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2025 would have been approximately $(8,553,156), or $(0.12) per share of our common stock. This represents an immediate increase in as adjusted net tangible book value of $3.94 per share to our existing stockholders and an immediate dilution of $0.39 per share to the new investors purchasing shares in this offering.

The following table illustrates this per share dilution:

Assumed public offering price per share of common stock		$0.2715
Net tangible book value per share as of September 30, 2025	$(4.06)
Increase in net tangible book value per share attributable to investors purchasing shares in this offering	$3.94
As adjusted net tangible book value per share immediately after giving effect to this offering		$(0.12)
Dilution per share to investors purchasing shares in this offering		$0.39

The information discussed above is illustrative only and may differ based on the actual offering price and the actual number of shares offered.

The number of shares of our common stock to be outstanding after this offering is based on 6,410,742 shares of our common stock outstanding as of September 30, 2025. Unless specifically stated otherwise, the number of shares of our common stock to be outstanding as used throughout this prospectus supplement excludes:

•	272,856 shares of our common stock issuable upon the conversion of Series A convertible preferred stock outstanding as of September 30, 2025;

•	60,391 shares of our common stock issuable upon the conversion of Series B convertible preferred stock outstanding as of September 30, 2025;

•	49,573 shares of our common stock issuable upon the e conversion of Series C convertible preferred stock outstanding as of September 30, 2025;

•	2,094,288 shares of common stock issuable upon exercise of convertible promissory notes outstanding as of September 30, 2025

•	885,899 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 2025; and

•	19,958 shares of our common stock reserved for future issuance under our Amended and Restated 2021 Equity Incentive Plan, as of September 30, 2025.

To the extent that convertible preferred stock, convertible notes and warrants outstanding as of September 30, 2025 have been or may be converted or exercised, as applicable, or other shares are issued, investors purchasing our common stock in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.